1701 Market Street                                            Morgan, Lewis
Philadelphia, PA 19103-2921                                   & Bockius LLP
215.963.5000                                                  Counselors at Law
Fax: 215.963.5001


LEON SALKIN
ASSOCIATE
215.963.5620
lsalkin@morganlewis.com

February 28, 2014

FILED AS EDGAR CORRESPONDENCE

Mr. Asen Parachkevov, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re: The Advisors' Inner Circle Fund 485(B) Filing (File Nos. 033-42484 and 811-06400)
     ----------------------------------------------------------------------

Dear Mr. Parachkevov:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), this letter responds to the comments you provided via telephone on February 4, 2014, regarding the Trust's post-effective amendment No. 228, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment No. 229, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC on December 20, 2013 pursuant to Rule 485(a) under the 1933 Act (the "Amendment") concerning the CBRE Clarion Long/Short Fund (the "Fund"). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

COMMENTS ON THE PROSPECTUSES

1. COMMENT. In the "Principal Investment Strategies" section, please re-phrase: "Companies that are valued poorly using the Adviser's in-house process..."

     RESPONSE. The phrase has been revised to read as follows: "Companies that are valued unfavorably using the Adviser's in-house process..."

2. COMMENT. Please confirm that the Fund's derivatives disclosure is consistent with the SEC's July 2010 letter to the Investment Company Institute (the "ICI Letter").(1)

     RESPONSE. The ICI Letter advises funds to reexamine their disclosures about derivatives in their registration statements and focus on the kinds of derivatives the fund actually uses or intends to use as part of its principal investment strategies, the reasons for using them, and the principal risks associated with such derivatives usage.

     The Fund believes that its derivatives disclosure is consistent with the ICI Letter.

3. COMMENT. In the "Principal Risks" section, please delete the sentence "A Fund share is not a bank deposit and it is not insured or guaranteed by the FDIC or any government agency" if the Fund is not advised by or sold through a bank.

     RESPONSE. The Trust respectfully declines to make the requested change because the Fund may be sold through one or more financial intermediaries that are banks or affiliates of banks. In a Letter to Registrants from Barbara J. Green, Deputy Director, Division of Investment Management, SEC (May 13, 1993), the SEC Staff expressed the view that the disclosure should be included in the prospectuses of any bank sold mutual funds, and not only in the prospectuses of mutual funds sold exclusively by or through banks.

4. COMMENT. In the "Principal Risks" section, please add "to their net asset value" after "shares may trade at a discount or premium" in the last sentence of the "Investments in ETFs Risk" disclosure.

     RESPONSE. The requested change has been made.

5. COMMENT. In the "Performance Information" section, please delete the phrase "Institutional Class Shares of" from the first sentence of the second paragraph.

     RESPONSE. The requested change has been made.

6. COMMENT. Please confirm that the Fund does not intend to invest in ADRs as part of its principal investment strategy, or, alternatively, add appropriate disclosure.

     RESPONSE. The Adviser has confirmed that the Fund does not currently expect to invest in ADRs as part of the Fund's principal investment strategy.

7. COMMENT. In the "More Information about the Fund's Objective and Investments" section:

     a. Please disclose any Fund policy to concentrate in securities of issuers in a particular industry or group of industries.

----------
(1) Letter from Barry D. Miller, Assoc. Dir., Office of Legal and Disclosure, Division of Investment Management, U.S. Securities and Exchange Commission, to Karrie McMillan, Esq., Gen. Counsel, Investment Company Institute (July 30, 2010), available at http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

     RESPONSE. The following sentence has been added to the section: "The Fund will concentrate its investments in securities of companies that are principally engaged in the real estate industry."

     b. Please disclose whether the Fund may engage in active and frequent trading of portfolio securities to achieve its principal investment strategies. If so, explain the tax consequences to shareholders of increased portfolio turnover, and how the tax consequences of, or trading costs associated with, the Fund's portfolio turnover may affect the Fund's performance.

     RESPONSE. The following paragraph has been added to the section:

          The Fund may buy and sell investments frequently, which could result in a high portfolio turnover rate. Such a strategy may result in increased transaction costs to the Fund, including brokerage commissions, dealer mark-ups and other transaction costs on the sale of the securities and on reinvestment in other securities. The sale of the Fund's portfolio securities may result in the realization and/or distribution to shareholders of higher capital gains or losses as compared to a fund with less active trading policies. These effects of high portfolio turnover may adversely affect Fund performance.

     c. In the last sentence of the first paragraph of the section, please add "written" between "prior" and "notice."

     RESPONSE. The requested change has been made.

8. COMMENT. With respect to any portion of the Fund's assets that are invested in one or more open-end management investment companies that are registered under the 1940 Act, please briefly explain that the Fund's NAV is calculated based upon the NAVs of the registered open-end management investment companies in which the Fund invests, and that the prospectuses for these companies explain the circumstances under which those companies will use fair value pricing and the effects of using fair value pricing.

     RESPONSE. The following sentences have been added to the section:

          Redeemable securities issued by open-end investment companies are valued at the investment company's applicable NAV.

          The respective prospectuses for any open-end investment companies in which the Fund invests explain the circumstances in which those investment companies will use fair value pricing and the effect of fair value pricing.

9. COMMENT. In the "Purchasing, Selling and Exchanging Fund Shares" section, please describe the tax consequences of an exchange between share classes of the Fund in the paragraph under the "How to Exchange Fund Shares" heading.

     RESPONSE. The following sentence has been added to the paragraph: "An exchange between share classes of the Fund is not a taxable event."

10. COMMENT. In the "Other Policies" section, please state that the Fund has appointed an anti-money laundering officer to monitor the Fund's compliance with its anti-money laundering program in the paragraph under the "Anti-Money Laundering Program" heading.

     RESPONSE. The Trust respectfully declines to make the requested change because it believes that the SAI provides sufficient disclosure regarding the anti-money laundering officer.

COMMENTS ON THE STATEMENT OF ADDITIONAL INFORMATION

11.  COMMENT.  In the "Description of Permitted Investments" section:

     a. Please distinguish the Fund's principal investment strategies and risks from the Fund's non-principal investment strategies and risks.

     RESPONSE. The beginning of the section has been revised to read as follows:

          Each Fund's principal investment strategies and the risks associated with the same are described in the "Principal Investment Strategies" and "Principal Risks" sections of the prospectuses. The following discussion provides additional information about those principal investment strategies and related risks, as well as information about investment strategies (and related risks) that the Funds may utilize, even though they are not considered to be "principal" investment strategies. Accordingly, an investment strategy (and related risk) that is described below, but which is not described in a Fund's prospectuses, should not be considered to be a principal strategy (or related risk) applicable to the Fund.

     b. Please describe the impact of a reverse repurchase agreement being classified as a "senior security" in the paragraph under the "Reverse Repurchase Agreements" heading.

     RESPONSE. The last sentence of the paragraph has been replaced with the following:

          A reverse repurchase agreement may involve the issuance of a "senior security," as that term is defined in Section 18(g) of the 1940 Act, and may therefore be subject to the 300% asset coverage requirement of
          Section 18(f)(1) otherwise applicable to borrowings by a Fund, unless the

          Fund segregates assets, or otherwise "covers" its obligations under the reverse repurchase agreement, consistent with SEC and Staff guidance. Accordingly, at the time a Fund enters into a reverse repurchase agreement, it will earmark on the books of the Fund or place in a segregated account cash or liquid securities having a value equal to the repurchase price (including accrued interest) and will subsequently monitor the account to ensure that such equivalent value is maintained.

     c. Please specify the exclusion from the definition of the term CPO under the CEA that the Trust has claimed on behalf of the Fund and disclose the impact of such claim to the Fund in the fourth paragraph under the "Derivatives" heading.

     RESPONSE. The paragraph has been revised to read as follows:

          Consistent with the CFTC's new regulations, the Trust, on behalf of the Funds, has filed a notice of exclusion from the definition of the term CPO under the CEA pursuant to CFTC Rule 4.5 and, therefore, the Funds are not subject to registration or regulation as CPOs under the CEA. As a result, the Funds will be limited in their ability to use futures, options on such futures, commodity options and certain swaps. Complying with the limitations may restrict the Adviser's ability to implement the Funds' investment strategies and may adversely affect the Funds' performance.

     d. Please describe how the Fund may "otherwise cover" a short position in the third paragraph under the "Short Sales" heading.

     RESPONSE. The paragraph has been revised as follows:

          Until a Fund closes its short position or replaces the borrowed security, the Fund may ... otherwise cover the Fund's short position with an offsetting asset or right (by acquiring the security sold short or having an option to purchase the security sold short at an exercise price that covers the position).

12.  COMMENT. In "The Adviser" section:

     a. Please disclose the name of any person who controls the Adviser, the basis of the person's control, and the general nature of the person's business in the paragraph under the "General" heading.

     RESPONSE. The second sentence of the paragraph has been revised to read as follows: "The Adviser is an independently-operated, majority-owned affiliate of CBRE Group, Inc., a full-service commercial real estate services company."

     b. Please add "majority of the" before "shareholders of the Funds" in the first sentence of the second paragraph under the "Advisory Agreement with the Trust" heading.

     RESPONSE. The requested change has been made.

13. COMMENT. In "The Portfolio Managers" section, please identify any benchmark used to measure performance in a portfolio manager's respective area of coverage and state the length of the period over which such performance is measured in the "Bonus" paragraph under the "Compensation" heading.

     RESPONSE. The paragraph has been revised to read as follows:

          Bonuses are based upon the measurement of performance in the portfolio manager's respective area of coverage against appropriate real estate and/or infrastructure benchmarks over various periods of time.

14. COMMENT. In "The Administrator" section, please describe the shareholder services the Administrator provides to the Fund as its shareholder servicing agent.

     RESPONSE. The reference to the Administrator serving as the shareholder servicing agent for the Fund has been removed.

15.  COMMENT.  In the "Trustees and Officers of the Trust" section:

     a. Please name the companies at which the Trustees gained their experience in the paragraphs under the "Individual Trustee Qualifications" heading.

     RESPONSE. The Trust respectfully declines to make the requested change because it does not want to overemphasize the weight that it gives to experience with a specific company in evaluating the qualifications of a Trustee.

     b. Please describe any additional procedures that must be followed for submitting shareholder recommendations for nominations to fill vacancies on the Board in the "Governance Committee" paragraph under the "Board Committees" heading.

     RESPONSE. There are no additional procedures that must be followed for submitting shareholder recommendations for nominations to fill vacancies on the Board, beyond those stated in the paragraph.

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/S/ LEON SALKIN
------------------------
Leon Salkin